

Mail Stop 7010

June 12, 2007

Mr. Robert C. Singer
Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, MD 21236

      RE: **Williams Scotsman International, Inc.**
             Form 10-K for the fiscal year ended December 31, 2006
             Filed March 12, 2007
             File #0-51521

Dear Mr. Singer:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 2. Summary of Significant Accounting Policies, page 47
(f) Leasing Operations, page 48

1. In future filings, please disclose why the estimated residual value of your rental equipment is 10% in Spain and 50% in North America.

<u>(l) Stock-based Compensation, page 49</u>

2. We note your statement that you have adopted a temporary "shortcut approach" in which the expected term of your awards is presumed to be the mid-point between the vesting date and the end of the contractual term. SAB 107 allows the use of a "simplified" method for "plain vanilla" options in which the expected term is based on an average of weighted vesting period and contractual life. We note from your disclosure on page 64 that half of your employee options have vesting period that are contingent upon certain performance goals of the Company being met. With a view towards future disclosure, please tell us how you have calculated the expected term for these options. Refer to Questions 5 and 6 in the Expected Term section of SAB 107 as well as footnotes 75 and 77. Also, please consider revising future filings to provide separate disclosures for performance based options. Refer to paragraphs A240-241 of SFAS 123(R).

<u>Note 15. Supplemental Condensed Consolidating Financial Information page 66</u>

3. It is unclear to us why you have not presented condensed consolidating statements of operations and cash flows for the year ended December 31, 2004 as required by Rule 3-10 of Regulation S-X. It is also unclear to us why your guarantor and non-guarantor columns are not based on the status of your guarantors as of December 31, 2006. Please advise or revise.

<u>Exhibits 31.1 and 31.2</u>

4. We note that in your certifications where you are instructed to insert the identity of the certifying individuals you include the title of such individuals. These references are not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. In addition, the certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

                        Sincerely,

                        John Cash
                        Accounting Branch Chief